Exhibit 2.1.3

EXECUTION VERSION

WAIVER OF CLOSING CONDITIONS

AND OBLIGATIONS

This WAIVER OF CLOSING CONDITIONS AND OBLIGATIONS (this “Waiver”) is being executed by Walter Investment Management Corp., a Maryland corporation (“WIMC”) and Walter Reverse Acquisition LLC, a Delaware limited liability company (“Buyer”), in connection with the closing of the transactions contemplated by that certain Stock Purchase Agreement, dated August 31, 2012, (as amended or modified, the “SPA”), by and among WIMC, Reverse Mortgage Solutions, Inc., a Delaware corporation (the “Corporation”), and the stockholders of the Corporation. All capitalized terms not otherwise defined in this Waiver will have the meanings ascribed to them in the SPA.

1. Each of WIMC and Buyer hereby waive the closing conditions set forth in:

(a) Section 8.2(d) of the SPA solely as it relates to the timing of the delivery of the Year-to-Date Operating Income Schedules for the month ending September 2012 on or before ten Business Days after the last day of September 2012 as required by Section 9.1(h) of the SPA; WIMC and Buyer hereby acknowledge receipt of such Year-to-Date Operating Income Schedules; however, the schedules were not delivered within the required ten-Business Day period;

(b) Sections 8.2(c), 8.2(d) and 9.1(d) of the SPA solely as they relate to obtaining, and delivering evidence to the Buyer of, the Required Consents from (i) the following States regarding state mortgage lender/servicer licenses: Idaho, Maryland and Mississippi; and (ii) the following States regarding state collection agency licenses or regulatory approvals: Colorado, Idaho, Indiana, Maryland, New Mexico and North Carolina;

(c) Sections 8.2(c), 8.2(d), 8.2(h) and 9.1(d) of the SPA solely as they relate to obtaining, and delivering evidence to the Buyer of, the following Required Consents:

(i) Centre Garden City, LLC (Lease for 4800 Riverside Drive, Palm Beach Gardens, FL (Prior Approval);

(ii) MECA 2010 – Servicing Agreement (Prior Approval); and

(iii) MECA 2011 – REO Agreement (Prior Approval).

(d) Section 8.2(g).

2. Each of WIMC and Buyer hereby waive any obligations of the Sellers and the Corporation under Section 7.3(c) of the SPA to pay the Accrued 2012 Bonuses to the Continuing Employees prior to the Closing Date, other than the Accrued 2012 Bonuses payable to H. Marc Helm, Robert Yeary and Kevin Gherardi, which have been paid.

3. Notwithstanding the provisions of Section 10.9 of the SPA, each of WIMC and Buyer, on behalf of itself and the WIMC Indemnified Parties, hereby waive any and all right to indemnification it, or they, may have under the SPA solely as a result of Sellers’ or the Corporation’s failure to (a) perform the obligations described in Section 1(a), Section 1(d) or Section 2 of this Waiver or (b) obtain the Required Consents described in Section 1(b) or Section 1(c).

4. All matters arising out of or relating to this Waiver shall be construed in accordance with and governed by the laws of the State of Delaware applicable to the contracts made and to be preformed therein.

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The undersigned have executed this Waiver as of this 1st day of November, 2012.

WALTER INVESTMENT MANAGEMENT CORP.

By:
Name:
Title:

WALTER REVERSE ACQUISITION LLC

By:
Name:
Title: